SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F   X   Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes       No   X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

FOR IMMEDIATE RELEASE
For more information contact:

Tom Witom	News & Information	(+1) 847-955-3939
Albert Trefts, Jr.	Investor Relations	(+1) 847-955-3821
CNH Global N.V. Announces Changes to its Board of Directors
LAKE FOREST, Illinois (March 16, 2006) — The Board of Directors of CNH Global N.V. (NYSE:CNH) has proposed changes to the term of office and composition of the Board of Directors. Such changes will become effective at the Annual General Meeting of Shareholders to be held on April 7, 2006 in Amsterdam, The Netherlands.
All directors will serve for a term of one year and may stand for reelection the following year. The Board will increase by two members to a total of eleven members out of which seven will be considered independent within the meaning of the NYSE rules.
Léo W. Houle, Rolf M. Jeker, Peter Kalantzis, John Lanaway and Jacques Theurillat will be proposed as new independent Board members. Their curricula vitae are attached.
Messrs. Harold D. Boyanovsky, Edward A. Hiler, Kenneth Lipper, Ferruccio Luppi, Sergio Marchionne and Paolo Monferino will stand for re-election.
Mrs. Katherine M. Hudson, and Messrs. Michael E. Murphy and James L.C. Provan have expressed their intention not to stand for re-election.
The Board of Directors extends its appreciation for the work and contribution of Mrs. Hudson, and Messrs. Murphy and Provan during their term of office. The Board is especially thankful for the guidance provided by Mrs. Hudson in these eventful years of service as an independent director of the Case Corporation and of the CNH board since the merger of Case and New Holland and as chairman of the company since April 2004.
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Léo W. Houle, born in 1947, has been Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, since June 2001. Prior to joining BCE and Bell Canada Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources Administration Centres. In 1987 Mr. Houle joined the Mardon Group Limited as Group Vice-President, Human Resources

until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup Ltd. Mr. Houle completed his studies at the College St-Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario.
Rolf M. Jeker, born in 1946, has been working as Executive Vice President and a member of the Group Executive Board of SGS Société Générale de Surveillance, SA, Geneva, Switzerland since May 1999. From June 1990 to May 1999, Mr. Jeker served as Secretary of State a.i. for Foreign Economic Affairs; Chairman of Swiss Export Risk Guarantee Board and Chairman of the Swiss Investment Risk Guarantee Board. Mr. Jeker is a member of the Board of Directors of Precious Woods Holding Ltd.; Chairman of the Board of the Swiss Export Promotion Office; Member of the Foreign Economic Relations Committee of Economiesuisse; Chairman of the MyClimate-CLIPP Foundation; and Member of the Board of the Swiss Climate Penny Foundation. Mr. Jeker holds a Masters and Ph.D. in Economics, business and public administration from the University of St. Gall, Switzerland. Mr. Jeker is the author of various books and articles on development and finance in LDCs.
Dr. Peter Kalantzis, born in 1945, has been working as an independent consultant since October 2000. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Dr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991 Dr. Kalantzis was appointed Executive Vice-President and Member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Dr. Kalantzis is Chairman of the Board of Directors of Mövenpick-Holding, Cham, (Switzerland); Chairman of the Board of Clair Finanz Holding AG, Cham; Member of the Board of Directors of Hansa AG, Basel; Chairman of the Board of Directors of PrivatAir Holding SA, Geneva; Member of the Boards of Directors of Lonza Group AG, Basel; of Lamda Development AG, Athens; and of Paneuropean Oil and Industrial Holdings SA, Luxembourg. From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Dr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971.
John Lanaway, born in 1950, has been working as Chief Financial Officer, North America, of Ogilvy & Mather, one of the largest marketing communications networks in the world. Previously, he has held the positions of Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited from 1999 to 2001; Chief Financial Officer of Algorithmics Incorporated from 1997 to 1999; and Senior Vice President and Chief Financial Officer at Spar Aerospace from 1995 to 1996. Beginning in 1985 to 1995 Mr. Lanaway held various positions with Lawson Mardon, including Sector Vice President, Labels North America from 1993 to 1995; Group Vice President and Chief Financial Officer from 1989 to 1992; General Manager, Lawson Mardon

Graphics from 1988 to 1989; and Vice President, Financial Reporting and Control from 1985 to 1987. He served as Client Service Partner at Deloitte & Touche from 1980 to 1985 and as Student-Staff Accountant-Supervisor-Manager from 1971 to 1985. Mr. Lanaway was formerly Treasurer of North York General Hospital Foundation; Treasurer of Kensington Youth Theatre & Employment Skills; Treasurer of York County Hospital Foundation; and President of UTS Alumni Association. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto.
Jacques Theurillat, born in 1959, has been President of European and International Sales and Marketing and Deputy Chief Executive Officer of Serono, a world leader in the field of biotechnology, since March 2003 and became a board member of the company in May 2000. Mr. Theurillat previously served as Chief Financial Officer of Serono from 1996 until 2002 and was appointed Vice President Taxes and Financial Planning of Serono from 1993 until 1996. During 1990 to 1993, Mr. Theurillat ran his own law and tax firm. Prior to 1990, Mr. Theurillat was appointed Serono’s Corporate Tax Director, in 1988 and first joined the company in 1987 as a Corporate Lawyer. Mr. Theurillat is a Swiss barrister, holds Bachelor of Law degrees from Madrid University and Geneva University, holds a Swiss Federal Diploma (tax expert) and received an MBA from the Madrid School of Finance.
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CNH (Case New Holland) is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

March 17, 2006